UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00



16014224

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

SEC FILE NUMBER
8-65702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKYWAY ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Tampa Street, Suite 3550
(No. and Street)

Tampa (City) Florida (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan Crino (813) 514-1833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WARREN AVERETT, LLC
(Name – *if individual, state last, first, middle name*)

100 South Ashley Drive, Suite 1650, (Address) Tampa (City) Florida (State) 33602 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan Crino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skyway Advisors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title


ELIZABETH A. CAULFIELD
Notary Public - State of Florida
Commission # FF 905339
My Comm. Expires Nov 26, 2019
Bonded through National Notary Assn.

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKYWAY ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015

SKYWAY ADVISORS, LLC
TABLE OF CONTENTS
DECEMBER 31, 2015



100 S Ashley Drive, Suite 1650
Tampa, FL 33602
813.229.2321
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Skyway Advisors, LLC
Tampa, Florida

We have audited the accompanying statement of financial condition of Skyway Advisors, LLC as of December 31, 2015, and the related statements of operations and changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Skyway Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Skyway Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of Skyway Advisors, LLC's financial statements. The supplemental information is the responsibility of Skyway Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Tampa, Florida
February 25, 2016

SKYWAY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$33,400
Accounts receivable	35
Due from related party	5,416
Furniture and equipment, net	7,860
Other assets	1,516
	$48,227

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$2,793
Members' equity	45,434
	$48,227

See notes to the financial statements.

SKYWAY ADVISORS, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Advisory services	$59,732
Total revenues	59,732
EXPENSES	
Cost of services	177,853
Facility and occupancy	51,304
Regulatory related	48,580
Travel and marketing	62,105
Research and data Services	35,029
Other	7,881
Total expenses	$382,752
NET LOSS	$(323,020)
MEMBERS' EQUITY AT BEGINNING OF YEAR	368,454
MEMBERS' EQUITY AT END OF YEAR	$45,434

See notes to the financial statements.

SKYWAY ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(323,020)
Adjustments to reconcile net loss to net cash used by operating activities:	
Accounts receivable	21,667
Depreciation expense	3,400
Other current assets	(1,516)
Accounts payable and accrued expenses	(237,537)
Net cash used by operating activities	(537,006)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(4,126)
Due from related party	24,584
Net cash provided by investing activities	20,458
DECREASE IN CASH	(516,548)
CASH AT BEGINNING OF YEAR	549,948
CASH AT END OF YEAR	$33,400

See notes to the financial statements.

SKYWAY ADVISORS, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. DESCRIPTION OF BUSINESS

Skyway Advisors, LLC (the "Company") is a Florida limited liability company that was organized as Skyway Capital, LLC in 2002. It changed its name to Skyway Capital Partners, LLC in 2002 and then changed its name to Skyway Advisors, LLC in 2003. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to provide several classes of services including investment banking, debt financing, private placements and financial advisory services. The Company provides such services to companies throughout the country. The corporate headquarters is located in Tampa, Florida. The Company has two members, each of whom has the same rights and privileges. According to the Operating Agreement, the liability of the members is limited to their total capital contributions and their share of any assets and undistributed profits of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Management Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash

Cash is maintained at major financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. As of December 31, 2015, the Company did not have cash deposits in excess of federally insured limits.

Accounts Receivable

Accounts receivable are billed based on the terms of the individual contracts with the Company's customers or amounts due for expense reimbursement. Receivables for success fees are considered past due two business days after the transaction closing, unless other payment arrangements have been agreed to. Other receivables are generally considered past due if not paid within 30 days of the invoice date, although specific exceptions are made for affiliate receivables. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible. Based on management's review of accounts receivable, an allowance for doubtful accounts was not considered necessary at December 31, 2015. Interest is not typically charged on past due receivables.

2. SUMMARY OF SIGNIFICANT ACCOUNTING - CONTINUED

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally three to five years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Revenues
Revenues consist of fees earned from providing financial restructuring, securities sales, customer referrals and advisory services. Success fees that are contingent upon the success of the services provided are recorded upon successful completion of the transaction. Advisory services, including retainer fees, are recognized over the shorter of the initial term of the engagement or the estimated duration of the work performed. Referral fees are recognized as the fees become due under the specific referral agreement.

Income Taxes

The Company is treated as a partnership for income tax purposes. As a result, the members will report the entire taxable income on their income tax returns. Therefore, no provision for income taxes has been included in these financial statements.

The Financial Accounting Standards Board Accounting Standards Codification Topic 740, "Income Taxes," requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. The Company has evaluated its tax positions and determined that there are none that need to be recognized as of December 31, 2015. The Company's income tax returns are no longer subject to examination by U.S. taxing authorities for years prior to 2012.

3. FURNITURE AND EQUIPMENT

Furniture and equipment consist of:

	2015
Furniture	$67,621
Computer hardware	32,363
Accumulated depreciation	(92,124)
	$ 7,860

Depreciation expense amounted to $3,400 for the year ended December 31, 2015.

4. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a company related by common ownership, whereby the Company receives certain personnel services and office space in return for payment of communications, general office expenses, and a monthly cash payment. During the year, adjustments were made to the expense sharing agreement, including a change to the counter-party to the agreement. As of December 31, 2015, the Company owed approximately $1,800 to this related party, which is included in accounts payable on the accompanying statement of financial condition. The value of the services exchanged was allocated as follows:

	2015
Personnel related benefits received	$ 174,063
Occupancy expenses received	32,800
General office expenses received	250
Miscellaneous expenses reimbursed to Company	(19,620)
Technology related services provided by Company	(33,875)
Net paid/owed by the Company	(153,618)
	$ 0

As of December 31, 2015, an employee who has an ownership interest in the Company owed the Company $5,416 for personal expenses paid by the Company, which is included in other assets on the accompanying statement of financial condition.

As mentioned in Note 2, the Company reports as a partnership. In lieu of salaries, the members receive distributions proportionate to their ownership percentage.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

5. CAPITAL WITHDRAWALS

As the Company closes investment banking transactions, it may, at its discretion, withdraw capital from the business to make distributions to its members. These withdrawals are dependent on the timing and amount of investment banking fees received. No withdrawals were made during the year ended December 31, 2015.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2015, the Company had net capital of $30,607, which was $25,607 in excess of its required minimum net capital of $5000. The Company's aggregate indebtedness to net capital ratio was 0.09-to-1.00.

8. CUSTOMER CONCENTRATION

During the year ended December 31, 2015, all of the Company's revenues were from one customer.

9. SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2015, the members of the Company made a capital contribution of $30,000 and the related party repaid $5,416.

SUPPLEMENTARY INFORMATION

SKYWAY ADVISORS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL	
Total members' equity	$45,434
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	45,434
Add subordinated borrowings allowable in computation of net capital	-
Add other deductions or allowable credits-deferred income taxes payable	-
Total capital and allowable subordinated borrowings	45,434
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable and other current assets	1,551
Due from related party	5,416
Furniture and equipment, net	7,860
Total deductions and/or charges	14,827
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	30,607
HAIRCUTS ON SECURITIES	-
TOTAL NET CAPITAL	$30,607
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$2,793
Computation of basic net capital requirement:	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 and 2/3% of aggregate indebtedness)	$186
Minimum net capital required	$5,000
Excess net capital	$25,607
Ratio: aggregate indebtedness to net capital	9.13%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

SKYWAY ADVISORS, LLC
SCHEDULE II - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

SKYWAY ADVISORS, LLC
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

SKYWAY ADVISORS, LLC
SCHEDULE IV - SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2015

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).


Warren
Averett
CPAs AND ADVISORS

100 S Ashley Drive, Suite 1650
Tampa, FL 33602
813.229.2321
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Skyway Advisors, LLC
Tampa, Florida

We have reviewed management's statements, included in the accompanying "Skyway Advisors, LLC's Exemption Report," in which (1) Skyway Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Skyway Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Skyway Advisors, LLC stated that Skyway Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Skyway Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Skyway Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Tampa, Florida
February 25, 2016

Skyway Advisors LLC's Exemption Report

Skyway Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i) and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.'

Skyway Advisors LLC

I, Bryan Crino, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:

Bryan Crino, President

January 19, 2016